UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 000-28508

Flamel Technologies
(Translation of registrant's name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-____________

INDEX

FLAMEL TECHNOLOGIES S.A.

FLAMEL TECHNOLOGIES S.A.

PART 1. FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements – Unaudited

Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Three months ended March 31,
	2009	2010
Revenue:
License and research revenue	$7,089	$3,441
Product sales and services	2,422	2,305
Other revenues	2,543	2,341
Total revenue	12,054	8,087
Costs and expenses:
Cost of goods and services sold	(2,050)	(1,925)
Research and development	(5,919)	(7,261)
Selling, general and administrative	(2,946)	(2,931)
Total	(10,915)	(12,117)

Profit (loss) from operations	1,139	(4,030)

Interest income net	118	112
Foreign exchange gain (loss)	(74)	14
Other income (loss)	7	3

Income (loss) before income taxes	1,190	(3,901)
Income tax benefit (expense) *	-	(123)
Net income (loss)	$1,190	$(4,024)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$0.05	$(0.17)
Diluted earnings (loss) per share	$0.05	$(0.17)

Weighted average number of shares outstanding (in thousands) :

Basic	24,205	24,343
Diluted	24,372	24,343

* Research tax credit reclassified in operational expenses for 2009

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Balance Sheet
(Unaudited)
(Amounts in thousands of dollars, except share data)

	December 31,	March 31,
	2009	2010
ASSETS
Current assets:
Cash and cash equivalents	$8,716	$995
Marketable securities	35,352	34,377
Accounts receivable	8,675	7,221
Inventory	1,072	826
Research and development tax credit receivable short term	9,400	8,737
Prepaid expenses and other current assets	3,626	4,624
Total current assets	66,841	56,780

Property and equipment, net	24,759	22,547
Other assets:
Research and development tax credit receivable long term	2,484	1,734
Other long-term assets	212	194
Total other assets	2,696	1,928
Total assets	$94,296	$81,255
LIABILITIES
Current liabilities:
Current portion of long-term debt	862	806
Current portion of capital lease obligations	33	32
Accounts payable	6,366	5,169
Current portion of deferred revenue	3,862	3,613
Advances from customers	851	1,479
Accrued expenses	6,318	4,862
Other current liabilities	4,604	4,535
Total current liabilities	22,896	20,496

Long-term debt, less current portion	2,944	2,755
Capital lease obligations, less current portion	66	53
Deferred revenue, less current portion	6,033	4,742
Other long-term liabilities	17,494	14,299
Total long-term liabilities	26,537	21,849

Commitments and contingencies:	-	-

Shareholders' equity:
Ordinary shares: 24,342,600 issued and outstanding at December 31, 2009 and March 31, 2010 (shares authorised 28,678,090) at nominal value of 0.122 euro	3,540	3,540
Additional paid-in capital	198,498	199,384
Accumulated deficit	(171,644)	(175,668)
Accumulated other comprehensive income (loss)	14,469	11,654

Total shareholders' equity	44,863	38,910
Total liabilities and shareholders' equity	$94,296	$81,255

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of CashFlows
(Unaudited)

	Three months ended
	March 31,
	2009	2010

Cash flows from operating activities:
Net income (loss)	$1,190	$(4,024)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	1,477	1,247
Gains on sales of marketable securities	(34)	(22)
Grants recognized in other income and income from operations	(782)	(599)
Stock compensation expense	1,376	875
Increase (decrease) in cash from:
Accounts receivable	(3,380)	920
Inventory	(330)	182
Prepaid expenses and other current assets	(192)	(666)
Research and development tax credit receivable	2,977	666
Accounts payable	28	(682)
Deferred revenue	5,904	(928)
Accrued expenses	(475)	(377)
Other current liabilities	602	233
Other long-term assets and liabilities	(414)	(241)
Net cash provided by (used in) operating activities	7,947	(3,416)

Cash flows from investing activities:
Purchases of property and equipment	(411)	(736)
Purchase of marketable securities	(30,508)	(34,755)
Proceeds from sales of marketable securities	19,197	33,444
Net cash provided by (used in) investing activities	(11,722)	(2,047)

Cash flows from financing activities:
reimbursment of loans or conditional grants	(3,998)	(1,879)
Principal payments on capital lease obligations	(46)	(9)
Cash proceeds from issuance of ordinary shares and warrants	-	-
Net cash provided by (used in) financing activities	(4,044)	(1,888)

Effect of exchange rate changes on cash and cash equivalents	(1,349)	(370)

Net increase (decrease) in cash and cash equivalents	(9,168)	(7,721)

Cash and cash equivalents, beginning of period	27,021	8,716

Cash and cash equivalents, end of period	$17,853	$995

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Consolidated Statement of Shareholders’ Equity (Unaudited)
(Amounts in thousands of dollars)

					Accumulated
					Other
	Ordinary Shares		Additional		Comprehen-
			Paid-in	Accumulated	sive Income	Shareholders'
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2010	24,342,600	$3,540	$198,498	$(171,644)	$14,469	$44,863
Stock-based compensation expense			886			886
Net loss				(4,024)		(4,024)
Foreign currency translation adjustment					(2,815)	(2,815)
Comprehensive loss						$(6,839)
Balance at March 31, 2010	24,342,600	$3,540	$199,384	$(175,668)	$11,654	$38,910

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (US GAAP) can be condensed or omitted for interim reporting requirements.  In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating results for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010. These condensed consolidated financial statements should be read in conjunction with the Company's audited annual financial statements.

The reporting currency of the Company and its wholly-owned subsidiary is the U.S. dollar as permitted by the  SEC for a foreign private issuer (S-X Rule 3-20(a)). All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiary whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at period-end rates, (2) income statement accounts at weighted average exchange rates for the period, and (3) shareholders' equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders' equity as Currency Translation Adjustments.

2. REVENUES

2.1 License and research revenue

The Company recognized research and development revenues of $2,514,000 for the first three months of 2010.  Research and development revenues include $934,000 in accordance with the agreement signed with Merck-Serono on December 20, 2007 and $155,000 pursuant to the feasibility agreement signed with Baxter Pharmaceuticals on June 19, 2009.

Licensing fees of $927,000 were recognized in the first three months of 2010.

2.2 Product sales and services.

In accordance with the supply agreement signed with GSK in December 2004, the Company recognized revenues of $2,305,000.

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

2.3 Other revenues.

The Company recognized other revenues of $2,341,000 for the three-month period ended March 31, 2010 which includes royalties from the License Agreement with GSK with respect to Coreg CR.

3. RESEARCH TAX CREDIT

The French government provides tax credits to companies for spending on innovative research and development. The research tax credit is considered as a grant and is deducted from operational expenses.

For the three month period ended March 31, 2010, the credit amounted to $1,697,000 compared to $1,466,000 for the three month period ended March 31, 2009.

4. SHAREHOLDERS' EQUITY

During the three month period ended March 31, 2010, no new shares were issued by the Company.

5. STOCK COMPENSATION EXPENSE

During the three month period ended March 31, 2010, no stock options or free of charge share awards were granted by the Company.

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

Net income (loss) before and after stock-based compensation is as follows :

	Three months ended
(in thousands except per share data)	March 31,	March 31,
	2009	2010

Net income (loss)	1,190	(4,024)

Net income (loss) per share
Basic	$0.05	$(0.17)
Diluted	$0.05	$(0.17)

Number of shares used for computing
Basic	24,205	24,343
Diluted	24,372	24,343

Stock-based compensation (FAS123R)
Cost of products and services sold	57	36
Research and development	624	314
Selling, general and administrative	695	525
Total	1,376	875

Net income (loss) before stock-based compensation
	2,566	(3,149)

Net income (loss) before stock-based compensation per share
Basic	$0.11	$(0.13)
Diluted	$0.11	$(0.13)

FLAMEL TECHNOLOGIES S.A.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others those listed in Part II, Item 1A, Risk Factors of this Form 6-K.

     Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise.  You should not place undue reliance on these forward looking statements.  Statements in this report on Form 6-K and in our annual report on Form 20-F for the fiscal year ended December 31, 2009, including those set forth in ‘Risk Factors,’ describe factors, among others, that could contribute to or cause such differences.

RESULTS OF OPERATIONS

For the three months ended March 31, 2010, Flamel reported total revenues of $8.1 million compared to $12.1 million for the first three months of 2009.

License and research revenues for the three months ended March 31, 2010 were $3.4 million compared to $7.1 million for the first three months of 2009, a decrease primarily driven by the milestone of $4.0 million from GlaxoSmithKline (GSK) recognized in the first quarter of 2009.

Product sales and services, pursuant to the Company’s supply contract with GSK totaled $2.3 million for the three months ended March 31, 2010, compared to $2.4 million for the three months ended March 31, 2009.

Other revenues were $2.3 million for the three months ended March 31, 2010 compared to $2.5 million for the first three months of 2009.  These revenues are derived primarily from the royalty on sales of Coreg CR.

FLAMEL TECHNOLOGIES S.A.

Operational expenses increased to $12.1 million during the three months ended March 31, 2010, from $10.9 million for the three months ended March 31, 2009.  The increase was driven principally by the level of R&D expenses.

Costs of goods and services sold were $1.9 million in the three months ended March 31, 2010, as compared to $2.1 million in the three months ended March 31, 2009.  This decrease was due to reductions in 2010 expenditures to correspond with lower demand for Coreg CR.

Research and development expenditures were $7.3 million in the three months ended March 31, 2010 compared to $5.9 million in the three months ended March 31, 2009. This increase is due to an increase in the number of research programs being conducted on which increased expenditure has been required on pre-clinical studies and on additional scientific personnel.

SG&A expenses were stable at $2.9 million in the three months ended March 31, 2010 and 2009.

Net loss for the three months ended March 31, 2010 was $(4.0) million, compared to a net income of $1.2 million in the three months ended March 31, 2009. Net loss per share (basic) for the three months ended March 31, 2010 was $(0.17), compared to a net income per share in the year-ago period of $0.05.

LIQUIDITY AND CAPITAL RESOURCES

On March 31, 2010, the Company had $35.4 million in cash, cash equivalents and marketable securities, compared to $44.1 million on December 31, 2009.

In December 2008, the Company obtained an advance from OSEO, a French governmental agency supporting innovation, for $8.0 million secured against the research tax credits due to the Company by French tax authorities for research expenditures incurred in 2005, 2006 and 2007.

During the first quarter of 2010, the French tax authorities paid the Company the research tax credit from 2006 and the Company repaid to Oseo the corresponding advance. This resulted in:

-	a cash outflow from financing activities ($1.9 million), related to the reimbursement to Oseo for the advance Oseo provided secured against the R&D tax credit from 2006, and
-
a cash inflow from operating activities ($2.3 million), corresponding to the R&D credit tax from 2006 paid by the tax authorities (and a corresponding decrease in the amount of the R&D tax credit receivable).

We believe the Company to have sufficient funds to finance operations and cash requirements for at least the next twelve months.

FLAMEL TECHNOLOGIES S.A.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding which management believes will have a material adverse effect on our consolidated financial position or results of operations.

On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al.  The complaint purports to allege claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, a clinical trial involving Coreg CR and seeks the award of damages in an unspecified amount.  By Order dated February 11, 2008, the Court appointed a lead plaintiff and lead counsel in the action.  On March 27, 2008, the lead plaintiff filed an amended complaint which continued to name as defendants the Company and two previously named officers and asserted the same claims based on the same events as alleged in the initial complaint.  On May 12, 2008, the Company filed a motion to dismiss the action, which the Court denied by Order dated October 1, 2009.  The action then proceeded into the discovery phase, pursuant to a schedule approved by the Court in a Case Management Order, signed December 9, 2009.  On April 29, 2010, the lead plaintiff moved to withdraw and substitute another individual as lead plaintiff and to amend the Case Management Order.  Flamel opposed that motion and the parties are awaiting a decision from the Court.

Item 1A.  Risk Factors

Set forth below and in our Annual Report on Form 20-F for the year ended December 31, 2009 is a discussion of risks related to our industry and our business. In addition to the other information in our SEC filings, you should consider carefully the following risk factors. The occurrence of any one or more of the risks or uncertainties described below could have a material adverse effect on business, financial condition and results of operations:

•	we depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly;

•	our revenues depend on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery technologies;

•
although products that incorporate our drug delivery technologies may appear promising at their early stages of development and in clinical trials, none of these potential products may reach the commercial market for a number of reasons;

•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments;

FLAMEL TECHNOLOGIES S.A.

•	we depend upon a single site to manufacture our products, and any interruption of operations could have a material adverse effect on our business;

•
we depend on a limited number of suppliers for certain raw materials used in our products, and any failure to deliver sufficient supplies could interrupt our production process and could have a material adverse affect on our business;

•	we depend on key personnel to execute our business plan; if we cannot attract and retain key personnel, we may not be able to successfully implement our business plan;

•
if our competitors develop and market drug delivery technologies or related products that are more effective than ours, or obtain regulatory approval and market such technology or products before we do, our commercial opportunity will be diminished or eliminated;

•	if we cannot keep pace with the rapid technological change in our industry, we may lose business, and our drug delivery systems could become obsolete or noncompetitive;

•	if we cannot adequately protect our technology and proprietary information, we may be unable to sustain a competitive advantage;

•	our products and technologies may not gain market acceptance;

•	if we or our collaborative partners are required to obtain licenses from third parties, our revenues and royalties on any commercialized products could be reduced;

•	if our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected;

•	healthcare reform and restrictions on reimbursements may limit our financial returns;

•	ongoing current credit and financial market conditions may exacerbate certain risks affecting our business;

•	fluctuations in foreign currency exchange rates may cause fluctuations in our financial results;

•
products that incorporate our drug delivery technologies are subject to regulatory approval;  If our pharmaceutical and biotechnology company partners do not obtain such approvals, or if such approvals are delayed, our revenues may be adversely affected;

•
commercial products incorporating our technologies are subject to continuing regulation, and we and our pharmaceutical and biotechnology company partners may be subject to adverse consequences if we or they fail to comply with applicable regulations;

•	regulatory reforms may adversely affect our ability to sell our products profitably;

•
certain companies to which we have licensed our technology are subject to extensive regulation by the FDA and other regulatory authorities.  Their failure to meet strict regulatory requirements could adversely affect our business;

•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or products that incorporate our technologies;

FLAMEL TECHNOLOGIES S.A.

•
third parties have claimed, and may claim in the future, that our technologies, or the products in which they are used, infringe on their rights and we may incur significant costs resolving these claims;

•	if we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages;

•	our share price has been volatile and may continue to be volatile;

•	because we have a limited operating history, investors in our shares may have difficulty evaluating our prospects;

•	if we are not profitable in the future, the value of our shares may fall;

•
we may require additional financing, which may not be available on favorable terms or at all, particularly in light of the slow global economic recovery and its negative effect  on the capital markets, and which may result in dilution of our shareholders’ equity interest;

•	our operating results may fluctuate, which may adversely affect our share price;

•	we are subject to different corporate disclosure standards that may limit the information available to holders of our ADSs;

•	we currently do not intend to pay dividends, and cannot assure shareholders that we will make dividend payments in the future;

•	judgments of United States courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in French courts;

•	holders of ADSs have fewer rights than shareholders and have to act through the Depositary to exercise those rights;

•	preferential subscription rights may not be available for United States persons; and

•	our largest shareholders own a significant percentage of the share capital and voting rights of the Company;

FLAMEL TECHNOLOGIES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: 18 June, 2010	/s/ Stephen H. Willard
Stephen H. Willard
Chief Executive Officer